August 12, 2013

Mr. Kevin Woody

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	WisdomTree Investments, Inc.
Form 10-K for fiscal year ended December 31, 2013
Filed March 15, 2013
File No. 1-10932

Dear Mr. Woody:

This letter is submitted on behalf of WisdomTree Investments, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporate Finance of the Securities and Exchange Commission with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2013 as set forth in your letter dated August 1, 2013 addressed to Amit Muni, Chief Financial Officer of the Company.

For reference purposes, the text of the comment letter had been reproduced herein with the Company’s response below each numbered comments. For your convenience, we have italicized the reproduced staff comments from the comment letter.

Form 10-K for fiscal year ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Factors that May Impact our Future Financial Results, page 42

Gross Margin, page 43

1.	We note your presentation of gross margin, which would appear to be a non-GAAP financial measure. In future filings, please provide the disclosures and reconciliation required pursuant to Item 10(e) of Regulation S-K, and provide us with such proposed disclosures, or tell us why such disclosures are not required.

RESPONSE: In response to the Staff’s comments, the Company intends to provide in future filings the following disclosures and reconciliation required pursuant to Item 10(e) of Regulation S-K, when referring to gross margin:

Kevin Woody

August 12, 2013

Gross margin is a non-GAAP financial measurement which we believe provides useful and meaningful information as it is a financial measurement management reviews when evaluating the Company’s operating results. We define gross margin as total revenues less fund management and administration expenses and third-party sharing arrangements. We believe this financial measurement provides investors with a consistent way to analyze the amount we retain after paying third party service providers to operate our ETFs and third party marketing agents whose fees are associated with our AUM level. The following table reflects the calculation of our gross margin:

	Current Period			Comparable Period
Total revenues	$	X		$	X
Less:
Fund management and administration		X			X
Third party sharing arrangements		X			X

Gross margin	$	X		$	X
Gross margin percentage		X	%		X	%

(b) Exhibits

Exhibit 31.1 Rule 13a-14(a) / 15d-14(a) Certifications

2.	Please amend your filing to include the portion of the introductory paragraph regarding responsibility for establishing and maintaining internal control over financial reporting as noted in the introduction to paragraph 4. Refer to Item 601(b)(31) of Regulation S-K. Please also amend your Form 10-Q for the period ended March 31, 2013 to correct this omission.

RESPONSE: In response to the Staff’s comments, the Company filed on August 8, 2013, (i) Amendment No. 2 to Form 10-K for the fiscal year ended December 31, 2013; and (ii) Amendment No. 1 to Form 10-Q for the quarter ended March 31, 2013, for the purpose of refiling Exhibits 31.1 and 31.2 to include the portion of the introductory paragraph regarding responsibility for establishing and maintaining internal control over financial reporting as noted in the introduction to paragraph 4. The corrected portion of the introductory paragraph in the amended Exhibits read as follows:

“The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have: . . .”

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments regarding the Company’s filings of this response letter, please contact the undersigned at (917) 267-3747.

Sincerely,

/s/ Peter M. Ziemba

Peter M. Ziemba

Executive Vice President-Business and Legal Affairs, Chief Legal Officer

WisdomTree Investments, Inc.

380 Madison Avenue, 21st Floor, New York, NY 10017

Direct Telephone 917-267-3747 Direct Facsimile 917-267-3848 E-Mail: pziemba@wisdomtree.com